EXHIBIT 99.1

Coastal.com to Release Q2, 2013 Financial Results June 10th

VANCOUVER, British Columbia, May 30, 2013 (GLOBE NEWSWIRE) -- Coastal Contacts Inc. ("Coastal.com") (Nasdaq:COA) (TSX:COA), the leading online retailer of glasses, sunglasses and contact lenses, issued notice today that it will release its fiscal 2013 second quarter financial results for the period ending April 30th, 2013 on Monday, June 10, 2013 at 4:00pm ET. Coastal will host a conference call to review the financial results and company operations at 4:30pm ET the same day. Participating in the call will be Roger Hardy, Founder and CEO, Gary Collins, President and Nick Bozikis, CFO.

To attend the call participants may dial:

North American Toll Free   1-888-892-3255

To listen live via your PC, log in to http://ifx.mercuri.ca?pc=686663

A replay of the call will be available for 7 days. To access the replay listeners may dial:

Local/International   1-800-937-6305

Passcode   886404

About Coastal.com

Coastal.com is one of the largest online retailers of vision care products in the world. Coastal.com empowers customers to easily browse, try on and buy eyewear—saving time, money and sanity. With every pair of qualifying frames purchased, Coastal.com donates a pair to someone in need through its Change the View project. Founded in 2000, Coastal.com designs, produces and distributes the largest selection of glasses and contact lenses on the Internet, including a unique combination of designer glasses, contact lenses, sunglasses, and vision care accessories. Coastal.com serves customers in more than 150 countries through the Coastal Contacts Inc. family of websites including: Coastal.com, ClearlyContacts.ca, Lensway.com, Lensway.co.uk, Lensway.se, Lensway.com.br, ClearlyContacts.com.au, ClearlyContacts.co.nz, Contactsan.com, and Coastallens.com.

CONTACT: Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal Contacts Inc.
         604.676.4498
         terryv@coastal.com
         or
         Liolios Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com